355 Madison Ave
Morristown, NJ 07960
P: (973) 387-8504
F: (973) 387-8505

www.boomerangsystems.com
We Make Real EstateTM

November 23, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Attention:            Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant

Re:	Boomerang Systems, Inc.
Form 10-K for the fiscal year ended September 30, 2010
Filed December 29, 2010
Amendment No. 1 to Form 10-Q for the quarterly period
ended June 30, 2011
Filed September 14, 2011 File No. 000-10176

Dear Mr. James and Ms. Tillan:

Boomerang Systems, Inc. (“Boomerang,” “we,” “our,” “us,” and the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 12, 2011, relating to the above referenced filings.

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Boomerang’s response.

Boomerang acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1.  Business, page 1

Securities and Exchange Commission
November 23, 2011

1.
We note your response to prior comment 1.  In your response and in future filings, please clarify what portions of the projects you undertake are the responsibility of or within control of your customers and how this impacts your business and your results of operations.  Add risk factor disclosure as appropriate.  Also quantify and explain the reasons for the delays and cost overruns you have experienced as indicated in the first sentence of your response.

RESPONSE: We have experienced a number of delays and cost overruns on the project on Collins Avenue in Miami Beach for a number of reasons including the following:

•
As a result of this being the first automated parking project of this size that we have executed, we had a limited ability to properly estimate the time and resources required to fully design, engineer, manufacture, ship, install, and commission prior to executing the project.

•
In addition, while our system constitutes a key component of our customer’s real estate development project, the project itself consists of many other components not provided by us.  Some of these components, such as the foundation upon which the system is to be installed, must be in place before we can install our system.  In addition, other components provided by the customer such as the building shell erected around our parking system and the fire suppression system installed within our parking system are not supplied by us but must be implemented in conjunction with the installation and commissioning of our system.  Any delays in the procurement of those components, or any lack of coordination between other contractors implementing those components are not our contractual responsibility but have a negative impact on the project schedule and result in cost overruns.  While we typically contract for the right to bill our customer additional charges for change orders, delays and cost overruns caused by such circumstances, we may choose not to charge our customer in a good faith effort to maintain a positive relationship with our customer.

As previously noted, we are not experiencing delays in obtaining approvals necessary to begin fulfilling contracts, but rather, the delays are on the part of our customers and their efforts to obtain the necessary financing and/or government permitting required for their entire project to move forward, of which our systems may only be a small component.  To provide further clarity on this point, some examples of tasks a real estate developer may need to complete before commencing the construction of an apartment building are as follows:

•	Conduct Environment Impact Studies
•	Conduct Traffic Impact Studies
•	Secure Planning Approvals
•	Finish Design of Building
•	Finish Engineering of Building
•	Secure Construction Permits
•	Select General Contractor
•	Secure Construction Loan

These aspects of the project are not within our control but may affect if or when the project may move forward.

Securities and Exchange Commission
November 23, 2011

We will include language in future filings regarding the portions of projects within our control or in our customer’s control and how this impacts our business and  results of operations.

The Company, however, believes that the amount of cost overruns on specific projects represents confidential information that is commercial and financial in nature, which, if disclosed can harm the Company’s business.  Potential customers could be able to calculate the cost of the systems and use that information to their advantage in negotiations with the Company. In addition, competitors may use the information to determine the Company’s  cost structure and under bid the Company for projects.  Further, public disclosure of the information could materially adversely affect the Company’s ability to negotiate pricing and other terms in future transactions with current or potential suppliers. Moreover, the Company believes that this information is not necessary for the protection of investors. The Company does not believe that this information is material to an investor’s understanding of its business, since, the Company believes it has improved our ability to estimate project costs since this contract and the Company’s operating results clearly indicate an operating loss. Therefore, the Company believes that a statement that it had cost overruns explains the operating loss and investors can see the magnitude of the loss in the Company’s results of operations.

2.
We note your response to prior comment 2.  In future filings, disclose the material terms of the agreements, such as those relating to the amount, duration and termination provisions.  Also describe any fixed price provision.

RESPONSE: Boomerang will include such disclosures in future filings.

Item 13.  Certain Relationships and Related Transactions, page 41

3.
We reissue prior comment 9 in part.  Please tell us the dollar value of the amounts involved and the approximate dollar value of the amount of the related person’s interest in the transaction with Route 94 Development Corporation described on page 43.

RESPONSE: As of the date of this response, the Company has incurred approximately $2.6 million of expenses to build and install the system.  The Company is responsible for ongoing maintenance of the installed system, but does not expect such costs to be material.  The Company did not record any revenue or expense in connection with the lease.

The lease provides that for a period of 60 months commencing five years after execution of the lease, Route 94 has the option to purchase the facility from us and we have a right to cause Route 94 to buy from us the facility we construct.  The price to be paid by Route 94 upon exercise of its option to purchase the facility is 110% of the greater of (i) the depreciated value of the facility (estimated to be $1.96 million on such date), or (ii) the fair market value of the facility, and the price to be paid by Route 94 upon exercise of our right to cause Route 94 to buy the facility is $1.00.

The Company deemed the transaction to be fair and reasonable and a preferable alternative to entering into a long-term lease with Route 94 or a third party which requires cash rental payments, primarily due to the cash savings from the lack of rental payments, the site being immediately available with a favorable permitting environment and the facility being located in close proximity to the Company’s executive offices and easily accessible to potential customers.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2011

Explanatory Note, page 2

4.	In future filings when you include an explanatory note summarizing the changes you made in your amendment, you should summarize all of the changes made to each item that was amended in the filing.

RESPONSE:	Boomerang acknowledges the Staff’s comment and will do so in any future amendments.

Item 1.  Financial Statements, page 4

Securities and Exchange Commission
November 23, 2011

5.
We note that you continue to present stock-based compensation expense as a separate line item in your consolidated statements of operations.  As previously requested, please revise future filings, including any amendments, to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees consistent with SAB Topic 14.F.

RESPONSE: Boomerang will revise future filings accordingly.

6.
Further, as previously noted in our comment, consistent with the above, please revise your discussion in MD&A in future filings, including any amendments, so that the discussion of your stock-based compensation is included as a component of your discussion of the relevant line item in which the amount is included.

RESPONSE: Boomerang will revise future filings accordingly.

Item 6.  Exhibits, page 31

7.
We note your response to prior comment 14.  Please file complete agreements.  In this regard, we note that information regarding the identity of the lenders and commitment amounts was omitted from the last page of exhibit 10.2, and that exhibits A, B, C, D and F of exhibit 10.7 are blank.

RESPONSE: All exhibits will be refiled in their entirety, with exception of exhibits C and D of exhibit 10.7.

Such exhibits C and D were never attached to the agreement at the time of execution and do not exist.

Sincerely,

/s/ Joseph Bellantoni
Joseph Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.